Exhibit 99.3

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                         AT DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
REF                                                                 -------------------------------------------------
 S                  CONCEPTS                                          AMOUNT        %             AMOUNT         %
=====================================================================================================================
  1   TOTAL ASSETS                                                  5,193,603      100           4,885,186      100

  2   CURRENT ASSETS                                                  885,368       17             752,628       15
  3   CASH AND SHORT-TERM INVESTMENTS                                 109,641        2              64,764        1
  4   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                         427,590        8             330,875        7
  5   OTHER ACCOUNTS AND DOCUMENTS RECEIVABLE                          56,245        1              63,016        1
  6   INVENTORIES                                                     286,627        6             286,972        6
  7   OTHER CURRENT ASSETS                                              5,265        0               7,001        0
  8   LONG-TERM                                                             0        0                   0        0
  9   ACCOUNTS AND DOCUMENTS RECEIVABLE (NET)                               0        0                   0        0
 10   INVESTMENT IN SHARES OF SUBSIDIARIES
      AND NON-CONSOLIDATED                                                  0        0                   0        0
 11   OTHER INVESTMENTS                                                     0        0                   0        0
 12   PROPERTY, PLANT AND EQUIPMENT                                 4,034,939       78           3,832,744       78
 13   PROPERTY                                                      1,836,402       35           1,855,758       38
 14   MACHINERY AND INDUSTRIAL                                      3,602,856       69           3,070,154       63
 15   OTHER EQUIPMENT                                                 168,851        3             173,994        4
 16   ACCUMULATED DEPRECIATION                                      1,601,761       31           1,312,536       27
 17   CONSTRUCTION IN PROGRESS                                         28,591        1              45,374        1
 18   DEFERRED ASSETS (NET)                                           273,296        5             299,814        6
 19   OTHER ASSETS                                                          0        0                   0        0

 20   TOTAL LIABILITIES                                             1,622,116      100           1,951,052      100

 21   CURRENT LIABILITIES                                             864,353       53           1,244,925       64
 22   SUPPLIERS                                                       224,744       14             137,332        7
 23   BANK LOANS                                                      341,165       21             847,470       43
 24   STOCK MARKET LOANS                                                3,114        0               4,851        0
 25   TAXES TO BE PAID                                                 61,440        4              17,298        1
 26   OTHER CURRENT LIABILITIES                                       233,890       14             237,974       12
 27   LONG-TERM LIABILITIES                                                 0        0                   0        0
 28   BANK LOANS                                                            0        0                   0        0
 29   STOCK MARKET LOANS                                                    0        0                   0        0
 30   OTHER LOANS                                                           0        0                   0        0
 31   DEFERRED LOANS                                                  757,763       47             706,127       36
 32   OTHER LIABILITIES                                                     0        0                   0        0

 33   CONSOLIDATED STOCK HOLDERS' EQUITY                            3,571,487      100           2,934,134      100
 34   MINORITY INTEREST                                                   212                          230
 35   MAJORITY INTEREST                                             3,571,275      100           2,933,904      100
 36   CONTRIBUTED CAPITAL                                           3,229,674       90           2,950,172      101
 37   PAID-IN CAPITAL STOCK (NOMINAL)                               1,575,987       44           1,304,524       44
 38   RESTATEMENT OF PAID-IN CAPITAL STOCK                          1,054,029       30           1,045,990       36
 39   PREMIUM ON SALES OF SHARES                                      599,658       17             599,658       20
 40   CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES                            0        0                   0        0
 41   CAPITAL INCREASE (DECREASE)                                     341,601       10             (16,268)      (1)
 42   RETAINED EARNINGS AND CAPITAL RESERVE                         1,085,523       30             843,272       29
 43   REPURCHASE FUND OF SHARES                                        77,013        2              77,013        3
 44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
      HOLDERS' EQUITY                                                (913,641)     (26)         (1,178,804)     (40)

 45   NET INCOME FOR THE YEAR                                          92,706        3             242,251        8
=====================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 S                  CONCEPTS                                          AMOUNT        %             AMOUNT         %
=====================================================================================================================
     3   CASH AND SHORT-TERM INVESTMENTS                              109,641      100              64,764      100
    46   CASH                                                          83,052       76              43,436       67
    47   SHORT-TERM INVESTMENTS                                        26,589       24              21,328       33

    18   DEFERRED ASSETS (NET)                                        273,296      100             299,814      100
    48   AMORTIZED OR REDEEMED EXPENSES                               273,296      100             297,329       99
    49   GOODWILL                                                           0        0                   0        0
    50   DEFERRED TAXES                                                     0        0                   0        0
    51   OTHERS                                                             0        0               2,485        1

    21   CURRENT LIABILITIES                                          864,353      100           1,244,925      100
    52   FOREING CURRENCY LIABILITIES                                 545,274       63           1,049,117       84
    53   MEXICAN PESOS LIABILITIES                                    319,079       37             195,808       16

    24   STOCK MARKET LOANS                                             3,114      100               4,851      100
    54   COMMERCIAL PAPER                                                   0        0                   0        0
    55   CURRENT MATURITIES OF MEDIUM TERM NOTES                        3,114      100               4,851      100
    56   CURRENT MATURITIES OF BONDS                                        0        0                   0        0

    26   OTHER CURRENT LIABILITIES                                    233,890      100             237,974      100
    57   OTHER CURRENT LIABILITIES WITH COST                          151,797       65             143,276       60
    58   OTHER CURRENT LIABILITIES WITHOUT COST                        82,093       35              94,698       40

    27   LONG-TERM LIABILITIES                                              0      100                   0      100
    59   FOREING CURRENCY LIABILITIES                                       0        0                   0        0
    60   MEXICAN PESOS LIABILITIES                                          0        0                   0        0

    29   STOCK MARKET LOANS                                                 0      100                   0      100
    61   BONDS                                                                       0                   0        0
    62   MEDIUM TERM NOTES                                                           0                   0        0

    30   OTHER LOANS                                                        0      100                   0      100
    63   OTHER LOANS WITH COST                                                       0                   0        0
    64   OTHER LOANS WITHOUT COST                                                    0                   0        0

    31   DEFERRED LOANS                                               757,763      100             706,127      100
    65   NEGATIVE GOODWILL                                                  0        0                   0        0
    66   DEFERRED TAXES                                               751,941       99             697,069       99
    67   OTHERS                                                         5,822        1               9,058        1

    32   OTHER LIABILITIES                                                  0      100                   0      100
    68   RESERVES                                                                    0                   0        0
    69   OTHERS LIABILITIES                                                          0                   0        0

    44   EXCESS (SHORTFALL) IN RESTATEMENT OF STOCK
         HOLDERS' EQUITY                                             (913,641)     100          (1,178,804)     100
    70   ACCUMULATED INCOME DUE TO MONETARY POSITION                 (913,641)    (100)         (1,178,804)    (100)
    71   INCOME FROM NON-MONETARY POSITION ASSETS                           0        0                   0        0
=====================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 S                  CONCEPTS                                                AMOUNT                       AMOUNT
=====================================================================================================================
 72   WORKING CAPITAL                                                           21,015                    (492,297)
 73   PENSIONS FUND AND SENIORITY PREMIUMS                                           0                           0
 74   EXECUTIVES(*)                                                                 28                          35
 75   EMPLOYERS(*)                                                                 390                         407
 76   WORKERS(*)                                                                   915                         944
 77   CIRCULATION SHARES(*)                                              2,160,625,003               1,788,452,125
 78   REPURCHASED SHARES(*)                                                          0                           0
=====================================================================================================================

(*) THESE CONCEPTS SHOULD BE EXPRESSED IN UNITS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
              FROM JANUARY THE 1st TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 R                  CONCEPTS                                          AMOUNT        %             AMOUNT         %
=====================================================================================================================
  1   NET SALES                                                     2,108,908      100           2,011,305      100
  2   COST OF SALES                                                 1,408,749       67           1,350,361       67
  3   GROSS INCOME                                                    700,159       33             660,944       33
  4   OPERATING                                                       441,874       21             471,044       23
  5   OPERATING INCOME                                                258,285       12             189,900        9
  6   TOTAL FINANCING COST                                            123,303        6              (5,023)       0
  7   INCOME AFTER FINANCING COST                                     134,982        6             194,923       10
  8   OTHER FINANCIAL OPERATIONS                                       15,053        1             (64,269)      (3)
  9   INCOME BEFORE TAXES AND WORKERS' PROFIT
      SHARING                                                         119,929        6             259,192       13
 10   RESERVE FOR TAXES AND WORKERS' PROFIT
      SHARING                                                          27,223        1              16,923        1
 11   NET INCOME AFTER TAXES AND WORKERS' PROFIT
      SHARING                                                          92,706        4             242,269       12
 12   SHARE IN NET INCOME OF SUBSIDIARIES AND
      NON-CONSOLIDATED ASSOCIATES                                           0        0                   0        0
 13   CONSOLIDATED NET INCOME OF CONTINUOUS
      OPERATION                                                        92,706        4             242,269       12
 14   INCOME OF DISCONTINUOUS OPERATIONS                                    0        0                   0        0
 15   CONSOLIDATED NET INCOME BEFORE
      EXTRAORDINARY ITEMS                                              92,706        4             242,269       12
 16   EXTRAORDINARY ITEMS NET EXPENSES (INCOME)                             0        0                   0        0
 17   NET EFFECT AT THE BEGINNING OF THE YEAR BY
      CHANGES IN ACCOUNTING PRINCIPLES                                      0        0                   0        0
 18   NET CONSOLIDATED INCOME                                          92,706        4             242,269       12
 19   NET INCOME OF MINORITY INTEREST                                                                   18        0
 20   NET INCOME OF MAJORITY INTEREST                                  92,706        4             242,251       12
=====================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 R                  CONCEPTS                                          AMOUNT        %             AMOUNT         %
=====================================================================================================================
  1   NET SALES                                                     2,108,908      100           2,011,305      100
 21   DOMESTIC                                                      1,852,689       88           1,856,353       92
 22   FOREIGN                                                         256,219       12             154,952        8
 23   TRANSLATED INTO DOLLARS (***)                                    25,655        1              15,513        1

  6   TOTAL FINANCING COST                                            123,303      100              (5,023)     100
 24   INTEREST PAID                                                    54,458       44             170,775    3,400
 25   EXCHANGE LOSSES                                                  99,748       81                   0        0
 26   INTEREST EARNED                                                   1,087        1               5,028      100
 27   EXCHANGE PROFITS                                                      0        0              98,982    1,971
 28   GAIN DUE TO MONETARY POSITION                                   (29,816)     (24)            (71,788)  (1,429)

  8   OTHER FINANCIAL OPERATIONS                                       15,053      100             (64,269)     100
 29   OTHER NET EXPENSES (INCOME) NET                                  15,053      100             (64,269)    (100)
 30   (PROFIT) LOSS ON SALE OF OWN SHARES                                   0        0                   0        0
 31   (PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS                       0        0                   0        0

 10   RESERVE FOR TAXES AND WORKERS' PROFIT SHARING                    27,223      100              16,923      100
 32   INCOME TAX                                                       34,705      127              20,721      122
 33   DEFERRED INCOME TAX                                              (7,644)     (28)             (5,201)     (31)
 34   WORKERS' PROFIT SHARING                                             162        1               1,403        8
 35   DEFERED WORKERS' PROFIT SHARING                                       0        0                   0        0
=====================================================================================================================

(***) THOUSANDS OF DOLLARS

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                         CONSOLIDATED EARNING STATEMENT
                                 OTHER CONCEPTS
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 R                  CONCEPTS                                                AMOUNT                       AMOUNT
=====================================================================================================================
   36    TOTAL SALES                                                       2,246,804                    2,109,486
   37    NET INCOME OF THE YEAR                                                    0                            0
   38    NET SALES (**)                                                    2,108,908                    2,011,305
   39    OPERATION INCOME (**)                                               258,285                      189,900
   40    NET INCOME OF MAJORITY INTEREST(**)                                  92,706                      242,251
   41    NET CONSOLIDATED INCOME (**)                                         92,706                      242,269
=====================================================================================================================

(**) THE RESTATED INFORMATION ON THE LAST TWELVE MONTHS SHOULD BE USED

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
              FROM JANUARY THE 1ST TO DECEMBER 31 OF 2002 AND 2001
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 C                  CONCEPTS                                                AMOUNT                       AMOUNT
=====================================================================================================================
  1   CONSOLIDATED NET INCOME                                                92,706                       242,269
  2   +(-) ITEMS ADDED TO INCOME WHICH DO NOT
      REQUIRE USING CASH                                                    167,183                       134,753
  3   CASH FLOW FROM NET INCOME OF THE YEAR                                 259,889                       377,022
  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL                               39,607                       (21,182)
  5   CASH GENERATED (USED) IN OPERATING ACTIVITIES                         299,496                       355,840
  6   CASH FLOW FROM EXTERNAL FINANCING                                    (511,278)                   (2,044,910)
  7   CASH FLOW FROM INTERNAL FINANCING                                     279,502                     1,683,277
  8   CASH FLOW GENERATED (USED) BY FINANCING                              (231,776)                     (361,633)
  9   CASH FLOW GENERATED (USED) IN INVESTMENT
      ACTIVITIES                                                            (22,843)                      (57,502)
 10   NET INCREASE (DECREASE) IN CASH AND SHORT-TERM
      INVESTMENTS                                                            44,877                       (63,295)
 11   CASH AND SHORT-TERM INVESTMENTS AT THE
      BEGINNING OF PERIOD                                                    64,764                       128,059
 12   CASH AND SHORT-TERM INVESTMENTS AT THE END
      OF PERIOD                                                             109,641                        64,764
=====================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                        CONSOLIDATED FINANCIAL STATEMENT
                           BREAKDOWN OF MAIN CONCEPTS
                              (Thousands of Pesos)

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 C                  CONCEPTS                                                AMOUNT                       AMOUNT
=====================================================================================================================

  2   + (-) ITEMS ADDED TO INCOME WHICH DO NOT REQUIRE
      USING CASH                                                            167,183                       134,753
 13   DEPRECIATION AND AMORTIZATION FOR THE YEAR                            154,977                       140,215
 14   + (-) NET INCREASE (DECREASE) IN PENSIONS FUND
      AND SENIORITY PREMIUMS                                                      0                             0
 15   + (-) NET LOSS (PROFIT) IN MONEY EXCHANGE                                   0                             0
 16   + (-) NET LOSS (PROFIT) IN ASSETS AND LIABILITIES
      ACTUALIZATION                                                               0                             0
 17   + (-) OTHER ITEMS                                                      12,206                        (5,462)

  4   CASH FLOW FROM CHANGE IN WORKING CAPITAL                               39,607                       (21,182)
 18   + (-) DECREASE (INCREASE) IN ACCOUNT RECEIVABLE                       (96,715)                       40,444
 19   + (-) DECREASE (INCREASE) IN INVENTORIES                                  345                         6,831
 20   + (-) DECREASE (INCREASE) IN OTHER ACCOUNT
      RECEIVABLE                                                              8,507                        (9,640)
 21   + (-) INCREASE (DECREASE) IN SUPPLIER ACCOUNT                          87,412                       (68,137)
 22   + (-) INCREASE (DECREASE) IN OTHER LIABILITIES                         40,058                         9,320

  6   CASH FLOW FROM EXTERNAL FINANCING                                    (511,278)                   (2,044,910)
 23   + SHORT-TERM BANK AND STOCK MARKET FINANCING                           39,308                       (65,186)
 24   + LONG-TERM BANK AND STOCK MARKET FINANCING                                 0                       (90,671)
 25   + DIVIDEND RECEIVED                                                         0                             0
 26   + OTHER FINANCING                                                      (3,236)                          (49)
 27   (-) BANK FINANCING AMORTIZATION                                      (545,456)                   (1,329,599)
 28   (-) STOCK MARKET AMORTIZATION                                          (1,894)                     (559,405)
 29   (-) OTHER FINANCING AMORTIZATION                                            0                             0

  7   CASH FLOW FROM INTERNAL FINANCING                                     279,502                     1,683,277
 30   + (-) INCREASE (DECREASE) IN CAPITAL STOCKS                           279,502                     1,083,619
 31   (-) DIVIDENDS PAID                                                          0                             0
 32   + PREMIUM ON SALE OF SHARES                                                 0                       599,658
 33   + CONTRIBUTION FOR FUTURE CAPITAL INCREASES                                 0                             0

  9   CASH FLOW GENERATED (UTILIZED) IN INVESTMENT
      ACTIVITIES                                                            (22,843)                      (57,502)
 34   + (-) DECREASE (INCREASE) IN STOCK INVESTMENTS
      OF A PERMANENT NATURE                                                       0                             0
 35   (-) ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT                          (10)                      (40,180)
 36   (-)INCREASE IN CONSTRUCTIONS IN PROGRESS                                    0                             0
 37   + SALE OF THE PERMANENT INVESTMENTS                                         0                             0
 38   + SALE OF TANGIBLE FIXED ASSETS                                             0                           865
 39   + (-) OTHER ITEMS                                                     (22,833)                      (18,187)
=====================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                     RATIOS
                                  CONSOLIDATED

                                                                                                      Final Printing
=====================================================================================================================
REF                                                                   QUARTER OF PRESENT         QUARTER OF PREVIOUS
 P                  CONCEPTS                                            FINANCIAL YEAR             FINANCIAL YEAR
=====================================================================================================================
      YIELD

  1   NET INCOME TO NET SALES                                                 4.40      %                 12.05    %
  2   NET INCOME TO STOCK HOLDERS' EQUITY(**)                                 2.60      %                  8.26    %
  3   NET INCOME TOTAL ASSETS(**)                                             1.79      %                  4.96    %
  4   CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME                              0.00      %                  0.00    %
  5   INCOME DUE TO MONETARY POSITION TO NET INCOME                          32.16      %                 29.63    %

      ACTIVITY
  6   NET SALES TO NET ASSETS (**)                                            0.41 times                   0.41 times
  7   NET SALES TO FIXED ASSETS (**)                                          0.52 times                   0.52 times
  8   INVENTORIES ROTATION (**)                                               4.91 times                   4.71 times
  9   ACCOUNTS RECEIVABLE IN DAYS OF SALES                                      63  days                     51 days
 10   PAID INTEREST TO TOTAL LIABILITIES WITH COST (**)                       8.41      %                 17.15    %

      LEVERAGE
 11   TOTAL LIABILITIES TO TOTAL ASSETS                                      31.23      %                 39.94    %
 12   TOTAL LIABILITIES TO STOCK HOLDERS' EQUITY                              0.45 times                   0.66 times
 13   FOREIGN CURRENCY LIABILITIES TO TOTAL LIABILITIES                      33.61      %                 53.77    %
 14   LONG-TERM LIABILITIES TO FIXED ASSETS                                   0.00      %                  0.00    %
 15   OPERATING INCOME TO INTEREST PAID                                       4.74 times                   1.11 times
 16   NET SALES TO TOTAL LIABILITIES (**)                                     1.30 times                   1.03 times

      LIQUIDITY
 17   CURRENT ASSETS TO CURRENT LIABILITIES                                   1.02 times                   0.60 times
 18   CURRENT ASSETS LESS INVENTORY TO CURRENT
      LIABILITIES                                                             0.69 times                   0.37 times
 19   CURRENTS ASSETS TO TOTAL LIABILITIES                                    0.55 times                   0.39 times
 20   AVAILABLE ASSETS TO CURRENT LIABILITIES                                12.68      %                  5.20   %

      CASH FLOW
 21   CASH FLOW FROM NET INCOME TO NET SALES                                 12.32      %                 18.75    %
 22   CASH FLOW FROM CHANGES IN WORKING CAPITAL
      TO NET SALES                                                            1.88      %                 (1.05)   %
 23   CASH GENERATED (USED) IN OPERATING TO
      INTEREST PAID                                                           5.50 times                   2.08 times
 24   EXTERNAL FINANCING TO CASH GENERATED
      (USED) IN FINANCING                                                   220.59      %                565.47    %
 25   INTERNAL FINANCING TO CASH GENERATED (USED)
      IN FINANCING                                                         (120.59)     %               (465.47)   %
 26   ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT
      TO CASH GENERATED (USED) IN INVESTMENT
      ACTIVITIES                                                              0.04      %                 69.88
=====================================================================================================================

(**) IN THESE RATIOS FOR THE DATA TAKE INTO CONSIDERATION THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                 DATA PER SHARE
                        CONSOLIDATED FINANCIAL STATEMENT

                                                                                                      Final Printing
=====================================================================================================================
                                                                      QUARTER OF PRESENT         QUARTER OF PREVIOUS
                                                                        FINANCIAL YEAR             FINANCIAL YEAR
REF                                                                 -------------------------------------------------
 D                  CONCEPTS                                                AMOUNT                       AMOUNT
=====================================================================================================================
  1   BASIC PROFIT PER ORDINARY SHARE (**)                             $     0.05                    $     0.22
  2   BASIC PROFIT PER PREFERENT SHARE (**)                            $     0.00                    $     0.00
  3   DILUTED PROFIT PER ORDINARY SHARE(**)                            $     0.00                    $     0.00
  4   CONTINUOUS OPERATING PROFIT PER COMUN
      SHARE(**)                                                        $     0.05                    $     0.22
  5   EFFECT OF DISCONTINUOUS OPERATING ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)                       $     0.00                    $     0.00
  6   EFFECT OF EXTRAORDINARY PROFITAND LOSS ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)                       $     0.00                    $     0.00
  7   EFFECT BY CHANGES IN ACCOUNTING POLICIES ON
      CONTINUOUS OPERATING PROFIT PER SHARE (**)                       $     0.00                    $     0.00
  8   CARRYING VALUE PER SHARE                                         $     1.65                    $     1.64
  9   CASH DIVIDEND ACCUMULATED PER SHARE                              $     0.00                    $     0.00
 10   DIVIDEND IN SHARES PER SHARE                                           0.00 shares                   0.00 shares
 11   MARKET PRICE TO CARRYING VALUE                                         0.31 times                    0.38 times
 12   MARKET PRICE TO BASIC PROFIT PER ORDINARY
      SHARE(**)                                                              10.20 times                    2.86 times
 13   MARKET PRICE TO BASIC PROFIT PER PREFERENT
      SHARE(**)                                                               0.00 times                    0.00 times
=====================================================================================================================

(**)TO CALCULATE THE DATA PER SHARE USE THE NET INCOME FOR THE LAST TWELVE
MONTHS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

      s35: Stockholders' Equity:

      Effects of inflation -- The effects of inflation on stockholders' equity at December 31, 2002 are as follows:

                                                Historical       Restated
                                                   Cost           Amount          Total
      Capital stock                           Ps. 1,575,987   Ps. 1,054,029   Ps. 2,630,016
      Additional paid-in capital                    549,517          50,141         599,658
      Retained earnings                             833,217         422,025       1,255,242
      Excess resulting from restating
        Stockholders' equity to reflect
        Certain effects of inflation                     --        (117,243)       (117,243)
      Effect deferred income tax
        Bulletin D-4                               (662,340)       (134,058)      (796, 398)

      s39: Premium in subscription of Capital Stock made in March 29, 2001.

      s44: In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long--term liabilities resulted of the adoption of this Bulletin was Ps. 751,941 at December 31, 2002 compared to Ps. 697,069 at December 31, 2001. The effect on Simec's consolidated statement of income in 2002, was a decrease of Ps. 7,644 in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5,201 in 2001. These provisions do not affect the cash flow of Simec.

      r24:We don't have interest paid in UDI's

      r26: We don't have interest earned in UDI's

      c02: Consolidated Statements of Changes in Financial Position
      The net loss in money exchange and net profit in liabilities actualization are as follows:

                                          December 31, 2002   December 31, 2001

      Net loss (profit) in money
        exchange                             Ps.  70,449       Ps.  (79,762)
      Net loss (profit) in
        liabilities actualization                (45,963)          (122,104)


================================================================================
(1) THIS REPORT CONTAINS THE NOTES CORRESPONDING TO THE FINANCIAL STATEMENT AMOUNTS, INCLUDING THEIR BREAKDOWN OF MAIN CONCEPTS AND OTHER CONCEPTS.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)
                                    ANNEX 1

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================
Liquidity and Capital Resources

At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

At December 31, 2002, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities. CSG is currently in negotiations with its bank lenders to amend the provisions of the financial covenants, and is seeking to have the covenants calculated based upon the financial statements of Simec rather than CSG, because the cause of the non compliance is intercompany debt owed from CSG to its parent company Simec.

In June 2002, ICH converted approximately $24.6 million of loans to Simec plus accrued interest thereon (which loans were made principally to fund the prepayment of Simec bank debt) into common shares of Simec at a conversion price equivalent to U.S. $1.51 per American Depositary Share. On July 3, 2002, certain minority shareholders of Simec exercised their pre-emptive rights arising as a result of the conversion of ICH debt to purchase capital stock for Ps. 26.8 million at the price per share of Ps. 0.7294 (the equivalent of U.S. $1.51 per American Depositary Share). In February 2003, Simec effected a 1 for 20 reverse split of its Series B common stock; as a result its American Depositary Shares represent 1 share of Series B Common Stock.

Net resources provided by operations were Ps. 299 million in 2002 versus Ps. 356 million of net resources provided by operations in 2001. Net resources used in financing activities were Ps. 232 million in 2002 (which amount reflects the prepayment of Ps. 481 million ($48.1 million) of bank debt, the amortization of an additional $6.7 million of its bank debt and the conversion by ICH of Ps.
252.7 million of loans (plus accrued interest thereon) into common shares and the increase of capital stock of Ps. 26.8 million as a result of the exercise of pre-emptive rights by certain minority shareholders) versus Ps. 362 million of net resources used in financing activities in 2001 (which amount reflects the redemption of Ps. 518 million ($52.3 million) of CSG notes, thereby retiring such issuance in full). Net resources used in investing activities (to acquire property, plant and equipment and other non-current assets) were Ps. 23 million in 2002 versus net resources used in investing activities of Ps. 57 million in 2001.
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)
                                    ANNEX 1

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

Year Ended December 31, 2002 compared to Year Ended December 31, 2001

Net Sales
Net sales of Simec increased 5% to Ps. 2,109 million in 2002 compared to Ps. 2,011 million in 2001. Sales in tons of basic steel products increased 9% to 609,202 tons in 2002 compared to 560,726 tons in 2001. Exports of basic steel products increased to 80,179 tons in 2002 versus 48,385 tons in 2001 due to higher margins for export sales in 2002 than in 2001. Additionally Simec sold 23,137 tons of billet in 2002 compared to 1,248 tons in 2001. The average price of steel products decreased 5% in real terms in 2002 versus 2001, due principally to pricing pressures caused by imports of competing products.

Direct Cost of Sales
Simec's direct cost of sales increased 4% to Ps. 1,409 million in 2002 compared to Ps. 1,350 million in 2001. Direct cost of sales as a percentage of net sales was 67% in each of 2002 and 2001. The average cost of raw materials used to produce steel products decreased 6% in real terms in 2002 versus 2001 primarily as a result of decreases in the price of scrap and certain other raw materials.

Marginal Profit
Simec's marginal profit increased 6% to Ps. 700 million in 2002 compared to Ps. 661 million in 2001. As a percentage of net sales, marginal profit was 33% in each of 2002 and 2001.

Indirect Manufacturing, Selling, General And Administrative Expenses
Indirect manufacturing, selling, general, and administrative expenses (which include depreciation and amortization) decreased 6% to Ps. 442 million in 2002 from Ps. 471 million in 2001; this decrease was due to the reduction of Simec's labor force and lower expenses. Depreciation and amortization in 2002 was Ps. 155 million compared to Ps. 140 million in 2001.

Operating Income
Simec's operating income increased 36% to Ps. 258 million in 2002 compared to Ps. 190 million in 2001. As a percentage of net sales, operating income was 12% in 2002 and 9% in 2001.

Financial Income (Expense)
Simec recorded financial expense in 2002 of Ps. 123 million compared to financial income of Ps. 5 million during 2001. Simec recorded an exchange loss of approximately Ps. 100 million in 2002 compared to an exchange gain of Ps. 99 million in 2001 reflecting the 12.8% decrease in the value of the peso versus the dollar in 2002 versus an increase of 4.5% in the value of the peso versus the dollar in 2001. Net interest expense was Ps. 53 million in 2002 versus Ps. 166 million during 2001 reflecting a lower amount of debt outstanding during 2002. Simec recorded a gain from monetary position of Ps. 30 million in 2002 compared to a gain from monetary position of Ps. 72 million in 2001, reflecting the domestic inflation rate of 5.7% in 2002 as compared to 4.4% in 2001 and lower debt levels during 2002.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                               DIRECTOR REPORT (1)
                                    ANNEX 1

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

Other Income (Expense), Net
Simec recorded other expense, net, of Ps. 15 million in 2002 reflecting (i) other income relating to tax benefits associated with the acquisition of machinery and equipment made in 2001 of Ps. 6 million,
(ii) a gain of Ps. 2 million in respect of $200,000 principal amount of Simec's MTNs which were acquired at 50% of the principal amount thereof, without provision for accrued interest, and were subsequently cancelled, (iii) income of Ps. 3 million relating to insurance payments received in respect of the breakdown of the scrap shredder machine at the Mexicali mini-mill, (iv) expense relating to an adjustment in the value of the land of its subsidiary Pacific Steel of Ps. 20 million, (v) expenses of Ps. 2 million for fees relating to obtaining the approval of the Comision Nacional Bancaria y de Valores to increase the capital stock of Simec and (vi) expenses related to other financial operations of Ps. 4 million. Simec recorded other income, net, of Ps. 64 million in 2001 reflecting (i) income resulting from the cancellation of Ps. 15 million of interest on bank debt recorded as accrued interest in 2000, (ii) income from the cancellation of the provision of Ps. 9 million for doubtful accounts recorded as a result of changes in estimates made in prior years, (iii) income from a decrease of Ps. 10 million in the current liability to Simec's former parent company, Grupo Sidek, (iv) expense relating to a provision for doubtful accounts of Ps. 6 million, (v) expenses of Ps. 3 million relating to the cancellation of the goodwill, (vi) income relating to asset taxes for prior years of Ps. 25 million and (vii) income related to other financial operations of Ps. 14 million.

Income Tax and Employee Profit Sharing
Simec recorded a provision of Ps. 27 million for income tax and employee profit sharing in 2002 (including a decrease in the provision of Ps. 8 million from the application of Bulletin D-4 with respect to deferred income tax described below) compared to a provision of Ps. 17 million in 2001 (including a decrease in the provision of Ps. 5 million from the application of Bulletin D-4 with respect to deferred income tax described below).

Net Income
As a result of the foregoing, Simec recorded net income of Ps. 93 million in 2002 compared to net income of Ps. 242 million in 2001.

Recent Pronouncements Applicable to Mexican GAAP
In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years. Simec's long-term liabilities resulting from the adoption of this Bulletin was Ps. 752 million at December 31, 2002 compared to Ps. 697 million at December 31, 2001. The effect on Simec's consolidated statement of income in 2002 was a decrease of Ps. 8 million in the provision for income tax and employee profit sharing compared to a decrease of Ps. 5 million in 2001. These provisions do not affect the cash flow of Simec.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)
                                     ANNEX 2

                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

      (1) Operations preparation bases and summary of significant accounting policies:

      Grupo Simec, S.A. de C.V. and its Subsidiaries ("the Company") are subsidiaries of Industrias CH, S.A. de C.V. ("ICH"), and their main activities consist of the manufacturing and sale of steel products primarily destined for the construction sector of Mexico and other countries.

      Significant accounting policies and practices followed by the Companies which affect the principal captions of the financial statements are described below:

      a. Financial statement presentation - The consolidated financial statements have been prepared in accordance with principles generally accepted in Mexico, which include the recognition of the effects of inflation on the financial information and the presentation in constant Mexican pesos.

      b. Principles of Consolidation -- As part of the financial debt restructuring agreement into during 1997, Compania Siderurgica de Guadalajara, S.A. de C.V. ("CSG") assumed all of the debt of the Company in return for an equity interest in its subsidiaries. As a result of the above, the Company is the principal shareholder of CSG, and CSG is the principal shareholder of the other subsidiaries that Grupo Simec, S.A. de C.V. ("Simec") controlled before the restructuring.

      The main subsidiaries of CSG are the following:

      o     Compania Siderurgica de California, S.A. de C.V.

      o     Industrias del Acero y del Alambre, S.A. de C.V.

      o     Pacific Steel Inc.

      All significant intercompany balances and transactions have been eliminated in consolidation.

      c. Cash and cash equivalents -- The Company considers short-term investments with original maturities not greater than three months to be cash equivalent. Cash equivalents includes temporary investments and Mexican Government Treasury Bonds, and are stated at market value, which approximates cost plus earned interest. Any increase in market value is credited to operations for the period.

      d. Inventories -- The inventories are originally stated at average cost and subsequently adjusted to replacement value at the balance sheet date. The replacement values do not exceed market and are determined as follows:

      Billet finished goods and work in process - At the latest production cost for the month.

      Raw materials -- According to purchase prices prevailing in the market at the balance sheet date.

      Materials, supplies and rollers -- At historical cost, restated by applying the steel industry inflation index.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)
                                     ANNEX 2

                                                                          PAGE 2
                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

      The Company presents as non-current inventories the rollers and spare parts, which according to historical data and production trends will not be used within a one-year period.

      e. Property, plant and equipment -- Property, plant and equipment of domestic origin are restated by using factors derived from The National Consumer Price Index ("NCPI") from the date of their acquisition, and imported machinery and equipment are restated by applying devaluation and inflation factors of the country of origin. Depreciation recorded in the consolidated statement of income (loss) is computed based upon the estimated useful life and the restated cost of each asset. In addition, Financial expense incurred during the construction period is capitalized as construction in progress. The capitalized amounts are restated using a factor derived from the NCPI cumulative from the date of capitalization through period-end and are amortized over the average depreciation period of the corresponding assets. The estimated useful lives of assets as of December 31, 2002 are as follows:

                                                                       Years
                                                                       -----
      Buildings ....................................................  15 to 50
      Machinery and equipment ......................................  10 to 40

      f. Other assets -- Organization and pre--operating expenses are capitalized and restated using a factor derived from the NCPI cumulative from the date of generation through period-end, and their amortization is calculated by the straight-line method over a period of 20 years.

      g. Seniority premiums and severance payments -- According to Federal Labor Law, employees are entitled to seniority premiums after fifteen years or more of services. These premiums are recognized as expenses in the years in which the services are rendered, using actuarial calculations based on the projected unit credit method, and since 1996 by applying real interest and salary increases.

      Any other payments to which employees may be entitled in case of separation, disability or death, are charged to operations in the period in which they become payable.

      h. Pension plan -- Until 1995, the Company provided pension benefits for all personnel with a minimum of 10 years of service and 35 years of age. The Company had established an irrevocable trust for its contributions, which were based on actuarial calculations. In December 1995, the board of directors of the Company, in agreement with the trade union, discontinued these benefits and related contributions to the trust fund. This decision was made because of the new Mexican pension fund system, Administradoras de Fondos para el Retiro, which establishes similar benefits for the employees. The balance of the trust fund will be applied to the retirement benefits of qualifying employees until the fund is exhausted due to the irrevocable status of the fund.

      The Company does not have any contractual obligation regarding the payment of pensions of retirements.

      i. Cost of sales -- Cost of sales related to sales of inventory items is recorded at standard cost, which approximates the replacement cost at the date of sale.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)
                                     ANNEX 2

                                                                          PAGE 3
                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

      j. Income tax and employee profit sharing - In 1999, the Mexican Institute of Public Accountants issued Bulletin D-4, "Accounting for Income and Asset Taxes and Employee Profit Sharing", which is effective for all fiscal years beginning January 1, 2000. Bulletin D-4 establishes financial accounting and reporting standards for the effects of asset tax, income tax and employee profit sharing that result from enterprise activities during the current and preceding years.

      The Company and its subsidiaries are included in the consolidated tax returns of the company's parent.

      k. Foreign currency transactions and exchange differences -- All transactions in foreign currency are recorded at the exchange rates prevailing on the date of their execution or liquidation. Foreign currency denominated assets and liabilities are translated at the exchange rates prevailing at the balance sheet date. Any exchange differences incurred with regard to assets or liabilities denominated in foreign currency are charged to operations of the period and are included in financial income (expense) in the accompanying consolidated statements of income (loss).

      The financial statements of foreign subsidiaries are translated into Mexican pesos in conformity with Bulletin B-15 "Transactions in Foreign Currency and Translation of Financial Statements of Foreign Operations". All foreign subsidiaries are considered to be "integrated foreign operations", as defined in Bulletin B-15, and accordingly such financial statements were translated as follows:

      Monetary items at the exchange rate at the balance sheet date.

      Non-monetary items and stockholders' equity at the exchange rate prevailing at the date the transactions occurred.

      Income and expense items at an appropriate average exchange rate.

      The resulting foreign currency translation differences are included in the financial income (expense) in the statement of income (loss).

      All resulting Mexican peso amounts are restated for the effects of inflation in accordance with the dispositions of Bulletin B-10 using the NCPI, where such effects are considered significant.

      1. Geographic concentration of credit risk - The Company sells its products primarily to distributors for the construction industry with no specific geographic concentration. Additionally, no single customer accounted for a significant amount of the Company's sales, and there were no significant accounts receivable from a single customer or affiliate at December 31, 2002 and 2001. The Company performs evaluations of its customers' credit histories and establishes an allowance for doubtful accounts based upon the credit risk of specific customers and historical trends.

      m. Other income (Expenses) -- Other income (expenses) shown in the consolidated statements of operations primarily includes other financial operations.

      n. Gain on monetary position -- The gain on monetary position in the consolidated statements of income (loss) is determined by applying to net monetary assets or liabilities at the beginning of each month the factor of inflation derived from the NCPI and is restated at period-end with the corresponding factor.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)
                                     ANNEX 2

                                                                          PAGE 4
                                                                    CONSOLIDATED
                                                                  Final Printing
================================================================================

      o. Restatement of capital stock and retained earnings (losses) -- This is determined by multiplying capital stock contributions and retained earnings (losses) by factors derived from the NCPI, which measure the cumulative inflation from the date when capital stock contributions were made and earnings (losses) were generated, through the latest period-end.

      p. Effect of restatement of stockholders' equity -- The effect resulting from restating stockholders' equity includes the accumulated effect from holding non-monetary assets, which represents the change in the specific price level of those assets compared to the change in the NCPI.

      (2) Financial Debt:

      At December 31, 2002, Simec's total consolidated debt consisted of approximately $48 million of U.S. dollar-denominated debt (including $14.4 million of debt owed to its parent company Industrias CH, S.A. de C.V. ("ICH"), while at December 31, 2001, Simec had outstanding approximately $103 million of U.S. dollar-denominated debt (including $14.8 million of debt owed to ICH); Simec's lower debt level at December 31, 2002 reflects the prepayment of $48.1 million of bank debt in 2002 (Simec financed $24.4 million of this prepayment with loans from ICH), the semi-annual amortization installments on its bank debt of in May and November 2002 aggregating $6.7 million and the conversion to common stock in June 2002 of $24.6 million of loans (plus accrued interest thereon) from ICH at a conversion price equivalent to U.S. $1.51 per American Depositary Share. Substantially all of Simec's remaining consolidated debt (other than debt owed to ICH) matures in 2009 and amortizes in equal semi-annual installments. In addition Simec had outstanding $302,000 of 8 7/8% MTN's due 1998 (accrued interest at December 31, 2002 was $227,666) which were issued in 1993 as part of a $68 million issuance.

      (3) Commitments and contingent liabilities:

      a. Pacific Steel, Inc. (a wholly-owned subsidiary located in the U.S.A.) has been named in various claims and suits relating to the generation, storage, transport, disposal and cleanup of materials classified as hazardous waste. The Company has accrued approximately Ps. 1,284 (U.S. $124,468) at December 31, 2002, (included in accrued liabilities) relating to these actions; the reduction of this reserve from previous levels reflects clean-up activities undertaken by Simec. Management believes the ultimate liability with respect to this matter will not exceed the amounts that have been accrued.

      b. The Company is subject to various other legal proceeding and claims, which have arisen, in the ordinary course of its business. It is the opinion of management that their ultimate resolution will not have a material adverse effect on the Company's consolidated financial position or consolidated results of operations.

      c. Compania Siderurgica de Guadalajara, S.A. de C.V. has entered into a gas and liquid oxygen purchase agreement with Praxair de Mexico, S.A. de C.V., under which it is committed to acquire monthly over a fifteen-year period beginning January 1, 1989, a certain amount of product. At present required purchases amount to Ps. 1,122 per month.

================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          FINANCIAL STATEMENT NOTES (1)
                                     ANNEX 3

                                                                                                                 CONSOLIDATED
                                                                                                               Final Printing
============================================================================================================================
                                                                                                         TOTAL AMOUNT
                                                                                                     (Thousands of Pesos)
                                                                                                   -------------------------
                                                                          NUMBER       OWNERSHIP   ACQUISITION     PRESENT
COMPANY NAME (1)                     MAIN ACTIVITIES                     OF SHARES        (2)          COST        VALUE (3)
============================================================================================================================
SUBSIDIARIES
1  CIA. SIDERURGICA DE               Mini-mill                           474,393,215      99.99       38,359      1,562,267
   GUADALAJARA
----------------------------------------------------------------------------------------------------------------------------

TOTAL INVESTMENT IN SUBSIDIARIES                                                                      38,359      1,562,267
============================================================================================================================
ASSOCIATED
                                                                                   0       0.00            0              0

----------------------------------------------------------------------------------------------------------------------------
TOTAL INVESTMENT IN ASSOCIATED                                                                             0              0
============================================================================================================================
OTHER PERMANENT INVESTMENTS                                                                                               0
----------------------------------------------------------------------------------------------------------------------------
TOTAL                                                                                                             1,562,267
============================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                     ANNEX 4

                                                                                                                 CONSOLIDATED
                                                                                                               Final Printing
==============================================================================================================================
                                                                                            DEPRECIATION       CARRYING VALUE
                              ACQUISITION     ACCUMULATED      CARRYING                         ON            (-) REVALUATION
     CONCEPT                      COST        DEPRECIATION       VALUE     REVALUATION      REVALUATION       (-) DEPRECIATION
==============================================================================================================================
DEPRECIATION ASSETS

------------------

PROPERTY                         367,673          94,940        272,733      1,118,120         282,552            1,108,301

------------------

MACHINERY                        686,800         419,663        267,137      2,916,056         756,174            2,427,019

------------------

TRANSPORT                         14,259          12,489          1,770         22,658          16,766                7,662
EQUIPMENT

------------------

OFFICE EQUIPMENT                   3,239           2,956            283          4,117           2,959                1,441

------------------

COMPUTER                          23,975          12,790         11,185            307             472               11,020
EQUIPMENT

------------------

OTHER                                  0               0              0              0               0                    0
------------------------------------------------------------------------------------------------------------------------------

DEPRECIABLES TOTAL             1,095,946         542,838        553,108      4,061,258       1,058,923            3,555,443

==============================================================================================================================

NOT DEPRECIATION
ASSETS

------------------

GROUNDS                           17,586               0         17,586        333,023               0              350,609

------------------

CONSTRUCTIONS IN                  26,159               0         26,159          2,432               0               28,591
PROCESS

------------------

OTHER                            100,296               0        100,296              0               0              100,296

------------------------------------------------------------------------------------------------------------------------------

NOT DEPRECIABLE                  144,041               0        144,041        335,455               0              479,496
TOTAL
==============================================================================================================================
  T O T A L                    1,239,987         542,838        697,149      4,396,713       1,058,923            4,034,939
==============================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                         PROPERTY, PLANT AND EQUIPMENT
                              (Thousands of Pesos)

                                    ANNEX 4

                                                                    CONSOLIDATED
                                                                  Final Printing
NOTES

OTHERS, ARE NON CURRENT INVENTORIES.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                                                                        CONSOLIDATED
                                                                                                                      Final Printing
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Amortization of Credits in Foreign Currency With
                                                        Denominated                     National Entities (Thousands of $)
                                                            In            ----------------------------------------------------------
                                                           Pesos                                Time Interval
                                                     -----------------    ----------------------------------------------------------
  Credit
   Type/                   Amortization   Rate of    Until   More Than    Current    Until     Until     Until     Until     Until
Institution                    Date       Interest   1 Year   1 Year       Year     1 Year    2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------------------------
BANKS
------------------------------------------------------------------------------------------------------------------------------------
WITH WARRANTY
------------------------------------------------------------------------------------------------------------------------------------
BANCOMEXT                    15/11/2009      5.56       0         0          0      133,619       0         0         0        0

BANCOMEXT                    15/11/2009      5.56       0         0          0       51,643       0         0         0        0

BANCOMEXT                    15/11/2009      5.56       0         0          0       48,247       0         0         0        0

BANAMEX                      15/11/2009      5.85       0         0          0       28,265       0         0         0        0

BANAMEX                      15/11/2009      5.85       0         0          0       27,688       0         0         0        0

BANCO BILBAO VIZCAYA         15/11/2009      5.81       0         0          0       15,072       0         0         0        0

BANAMEX                      15/11/2009      5.85       0         0          0       11,762       0         0         0        0

BANAMEX                      15/11/2009      5.85       0         0          0        8,337       0         0         0        0

BANCO BILBAO VIZCAYA         15/11/2009      5.85       0         0          0        4,373       0         0         0        0

BANCRESER                    15/11/2009      5.58       0         0          0        3,385       0         0         0        0

BANCO BILBAD VIZCAYA         15/11/2009      5.81       0         0          0        3,048       0         0         0        0

BANCO BILBAO VIZCAYA         15/11/2009      5.85       0         0          0        2,786       0         0         0        0

INVERLAT                     15/11/2009      5.56       0         0          0        1,627       0         0         0        0

ATLANTICO                    15/11/2009      5.56       0         0          0          995       0         0         0        0

CALIFORNIA COMMERCE BANK     15/11/2009      5.85       0         0          0            0       0         0         0        0

------------------------------------------------------------------------------------------------------------------------------------
TOTAL BANKS                                             0         0          0      340,087       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
 STOCK EXCHANGE
------------------------------------------------------------------------------------------------------------------------------------
UNSECURED DEBT
------------------------------------------------------------------------------------------------------------------------------------
MEDIUM TERM NOTES            15/12/1998      9.33       0         0          0            0       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE                                    0         0          0            0       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
SUPPLIERS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                           182,217         0          0       20,886       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                                   182,217         0          0       20,886       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------

OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                            75,422         0          0      154,301       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                                      75,422         0          0      154,301       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                  257,639         0          0      516,034       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                       Amortization of Credits in Foreign Currency With
                                               Foreign Entities (Thousands of $)
                          -----------------------------------------------------------------------
                                                          Time Interval
                          -----------------------------------------------------------------------
  Credit
   Type/                        Current        Until     Until      Until      Until      Until
Institution                      Year         1 Year    2 Years    3 Years    4 Years    5 Years
-------------------------------------------------------------------------------------------------
BANKS
-------------------------------------------------------------------------------------------------
WITH WARRANTY
-------------------------------------------------------------------------------------------------
BANCOMEXT                          0             0          0          0          0          0

BANCOMEXT                          0             0          0          0          0          0

BANCOMEXT                          0             0          0          0          0          0

BANAMEX                            0             0          0          0          0          0

BANAMEX                            0             0          0          0          0          0

BANCO BILBAO VIZCAYA               0             0          0          0          0          0

BANAMEX                            0             0          0          0          0          0

BANAMEX                            0             0          0          0          0          0

BANCO BILBAO VIZCAYA               0             0          0          0          0          0

BANCRESER                          0             0          0          0          0          0

BANCO BILBAD VIZCAYA               0             0          0          0          0          0

BANCO BILBAO VIZCAYA               0             0          0          0          0          0

INVERLAT                           0             0          0          0          0          0

ATLANTICO                          0             0          0          0          0          0

CALIFORNIA COMMERCE BANK           0           318          0          0          0          0

-------------------------------------------------------------------------------------------------
TOTAL BANKS                        0           318          0          0          0          0
-------------------------------------------------------------------------------------------------
LISTED IN THE MEXICAN
 STOCK EXCHANGE
-------------------------------------------------------------------------------------------------
UNSECURED DEBT
-------------------------------------------------------------------------------------------------
MEDIUM TERM NOTES              3,114             0          0          0          0          0
-------------------------------------------------------------------------------------------------
TOTAL STOCK EXCHANGE           3,114             0          0          0          0          0
-------------------------------------------------------------------------------------------------
SUPPLIERS
-------------------------------------------------------------------------------------------------
VARIOUS                            0        21,641          0          0          0          0
-------------------------------------------------------------------------------------------------
TOTAL SUPPLIERS                    0        21,641          0          0          0          0
-------------------------------------------------------------------------------------------------

OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
-------------------------------------------------------------------------------------------------
VARIOUS                            0         4,167          0          0          0          0
-------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                      0         4,167          0          0          0          0
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                               3,114        26,126          0          0          0          0
-------------------------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 05
                               CREDITS BREAK DOWN
                              (THOUSANDS OF PESOS)

                                                                                                                        CONSOLIDATED
                                                                                                                      Final Printing
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Amortization of Credits its in Foreign Currency With
                                                        Denominated                     National Entities (Thousands of $)
                                                            In            ----------------------------------------------------------
                                                           Pesos                                Time Interval
                                                     -------------------------------------------------------------------------------
  Credit
   Type/                   Amortization   Rate of    Until   More Than    Current    Until     Until     Until     Until     Until
Institution                    Date       Interest   1 Year   1 Year       Year     1 Year    2 Years   3 Years   4 Years   5 Years
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
------------------------------------------------------------------------------------------------------------------------------------
VARIOUS                                            75,422         0          0      154,301       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                                      75,422         0          0      154,301       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------
------------------------------------------------------------------------------------------------------------------------------------
                                                  257,639         0          0      516,034       0         0         0        0
------------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------
                                       Amortization of Credits its in Foreign Currency With
                                               Foreign Entities (Thousands of $)
                          -----------------------------------------------------------------------
                                                          Time Interval
                          -----------------------------------------------------------------------
  Credit
   Type/                        Current        Until     Until      Until      Until      Until
Institution                      Year         1 Year    2 Years    3 Years    4 Years    5 Years
-------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS
-------------------------------------------------------------------------------------------------
VARIOUS                            0         4,167          0          0          0          0
-------------------------------------------------------------------------------------------------
OTHER CURRENT
LIABILITIES AND
OTHER CREDITS                      0         4,167          0          0          0          0
-------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------
                               3,114        26,126          0          0          0          0
-------------------------------------------------------------------------------------------------

NOTES

1.- At December 31, 2002, Compania Siderurgica de Guadalajara, S.A. de C.V.
("CSG") was not in compliance with various financial covenants contained in its bank loan instruments. In accordance with Mexican generally accepted accounting principles, Simec's long term bank debt has been reclassified as current liabilities.

2.- Simec's bank debt is secured by a lien on all of the plant, property and equipment of Simec.

3.- The exchange rate of the peso to the U.S. Dollar at December 31, 2002 was Ps. 10.3125.


                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

             TRADE BALANCE AND MONETARY POSITION IN FOREIGN EXCHANGE
                              (Thousands of Pesos)
                                     ANNEX 6

                                                                                                     CONSOLIDATED
                                                                                                   Final Printing
=================================================================================================================
                                              DOLLARS(1)                   OTHER CURRENCIES              TOTAL
                                     ----------------------------------------------------------
                                      THOUSANDS       THOUSANDS         THOUSANDS     THOUSANDS        THOUSANDS
TRADE BALANCE                        OF DOLLARS        OF PESOS         OF DOLLARS     OF PESOS        OF PESOS
=================================================================================================================
1. INCOME
================================

EXPORTS                                   25,655          256,219              0             0           256,219

OTHER                                          0                0              0             0                 0

TOTAL                                     25,655          256,219                                        256,219
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------
2. EXPENDITURE
================================

IMPORT (RAW MATERIALS)                    22,255          221,083             29           297           221,380

INVESTMENTS                                    0                0              0             0                 0

OTHER                                      4,037           39,834            474         4,751            44,585

TOTAL                                     26,292          260,917            503         5,048           265,965
-----------------------------------------------------------------------------------------------------------------
NET BALANCE                                 (637)          (4,698)          (503)       (5,048)          (9,746)
-----------------------------------------------------------------------------------------------------------------
FOREING MONETARY POSITION
================================

TOTAL ASSETS                               9,485           97,803              0             0            97,803
LIABILITIES POSITION                      52,641          542,861            233         2,399           545,260
SHORT TERM LIABILITIES POSITION           52,641          542,861            233         2,399           545,260

LONG TERM LIABILITIES POSITION                 0                0              0             0                 0

-----------------------------------------------------------------------------------------------------------------
NET BALANCE                              (43,156)        (445,058)          (233)       (2,399)         (447,457)
-----------------------------------------------------------------------------------------------------------------
=================================================================================================================

NOTES

THE EXCHANGE RATE OF THE PESO TO THE U.S. DOLLAR AT DECEMBER 31, 2002 WAS PS. 10.3125.

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                             INTEGRATION AND INCOME
                      CALCULATION BY MONETARY POSITION (1)
                              (Thousands of Pesos)

                                     ANNEX 7

                                                                                                            CONSOLIDATED
                                                                                                          Final Printing
========================================================================================================================
                                                                           (ASSET)
                                                                         LIABILITIES                            MONTHLY
                                 MONETARY           MONETARY              MONETARY            MONTHLY           (PROFIT)
MONTH                            ASSETS            LIABILITIES            POSITION           INFLATION          AND LOSS
========================================================================================================================
JANUARY                          423,075            1,201,247             (778,172)             0.92               7,183
FEBRUARY                         423,148            1,165,656             (742,508)             0.06                (477)
MARCH                            429,725            1,125,768             (696,043)             0.51               3,560
APRIL                            455,138            1,127,491             (672,353)             0.55               3,673
MAY                              482,116            1,161,221             (679,105)             0.20               1,376
JUNE                             465,220            1,141,805             (676,585)             0.49               3,299
JULY                             463,250              913,686             (450,436)             0.29               1,294
AUGUST                           487,650              838,464             (350,814)             0.38               1,334
SEPTEMBER                        517,117              877,210             (360,093)             0.60               2,166
OCTOBER                          500,997              860,564             (359,567)             0.44               1,585
NOVEMBER                         500,857              828,001             (327,144)             0.81               2,646
DECEMBER                         502,611              798,812             (296,201)             0.44               1,289
ACTUALIZATION:                         0                    0                    0              0.00                 888
CAPITALIZATION:                        0                    0                    0              0.00                   0
FOREIGN CORP.:                         0                    0                    0              0.00                   0
OTHER                                  0                    0                    0              0.00                   0
========================================================================================================================
T O T A L                                                                                                         29,816
========================================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

             BONDS AND MEDIUM TERM NOTES LISTING IN STOCK MARKET(1)

                                     ANNEX 8

                                                                    CONSOLIDATED
                                                                  Final Printing

================================================================================
               FINANCIAL LIMITED BASED IN ISSUED DEED AND/OR TITLE
================================================================================

      MEDIUM TERM NOTES

      A) Current assets to current liabilities must be 1.0 times or more.

      B) Total liabilities to total assets do not be more than 0.60.

      C) Operating income plus items added to income which do not require using cash must be 2.0 times or more.

      The Notes were offered in the international market.

================================================================================

================================================================================
                      ACTUAL SITUATION OF FINANCIAL LIMITED
================================================================================

      MEDIUM TERM NOTES

      A) Accomplished the actual situation is 1.02 times.

      B) Accomplished the actual situation is 0.31

      C) Accomplished the actual situation is 7.59

      As of December 31, 2002, the remaining balance of the MTNs not exchanged amounts to Ps. 3,114 ($302,000 dollars)

     /s/ C.P. Adolfo Luna Luna
     ----------------------------
     C.P. Adolfo Luna Luna
     Director of Finance

================================================================================

================================================================================
                   BONDS AND/OR MEDIUM TERM NOTES CERTIFICATE
================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS

                                    ANNEX 9

                                                                                              CONSOLIDATED
                                                                                            Final Printing
==========================================================================================================
         PLANT                                                               PLANT
          OR                                 ECONOMIC                       CAPACITY           UTILIZATION
        CENTER                               ACTIVITY                         (1)                  (%)
==========================================================================================================
==========================================================================================================
CIA. SIDERURGICA DE GUAD.     PRODUCTION AND SALES OF STEEL PRODUCTS           480                  84

CIA. SIDERURGICA DE CALIF.    PRODUCTION AND SALES OF STEEL PRODUCTS           250                  79

INDUSTRIAS DEL ACERO Y DEL                                                       0                   0
ALAMBRE                       SALE OF STEEL PRODUCTS                             0                   0
==========================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                               MAIN RAW MATERIALS

                                    ANNEX 10

                                                                                                               CONSOLIDATED
                                                                                                             Final Printing
============================================================================================================================
                                                                                                                   COST
                           MAIN                                              MAIN                 DOM.           PRODUCTION
DOMESTIC                 SUPPLIERS               FOREIGN                   SUPPLIERS              SUBST.            (%)
============================================================================================================================
============================================================================================================================
SCRAP                 VARIOUS                 SCRAP                    VARIOUS                      YES            47.58

ELECTRICITY           C.F.E.                                                                        NO             12.08

FERROALLOYS           MINERA AUTLAN           FERROALLOYS              GFM TRADING                  YES             7.08

ELECTRODES            UCAR CARBON MEXICANA    ELECTRODES               SGL CARBON GROUP             YES             2.87
============================================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                 DOMESTIC SELLS

                                                                                                                        CONSOLIDATED
                                                                                                                      Final Printing
====================================================================================================================================
                              TOTAL PRODUCTION                    NET SELLS                MARKET                   MAIN
                         -------------------------------------------------------------     SHARE       -----------------------------
MAIN PRODUCTS             VOLUME          AMOUNT            VOLUME        AMOUNT             (%)       TRADEMARKS         CUSTOMERS
====================================================================================================================================
STRUCTURAL PROFILES         197           451,899            185          692,460

COMMERCIAL PROFILES          68           139,052             55          172,326

REBAR                       108           210,129             79          244,471

FLAT BAR                     33            69,549             28           87,138

STEEL BARS                  180           419,534            178          596,871

OTHER                                                          4           17,064

BILLET                       23            35,767             23           42,359
====================================================================================================================================
TOTAL                                   1,325,930                       1,852,689
====================================================================================================================================

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                          SELLS DISTRIBUTION BY PRODUCT

                                    ANNEX 11

                                  FOREIGN SELLS

                                                                                                                  CONSOLIDATED
                                                                                                                Final Printing
==============================================================================================================================
                           TOTAL PRODUCTION            NET SELLS                                           MAIN
                        ------------------------------------------------                      --------------------------------
MAIN PRODUCTS             VOLUME       AMOUNT     VOLUME        AMOUNT         DESTINATION      TRADEMARKS          CUSTOMERS
==============================================================================================================================
STRUCTURED PROFILES                                  13          43,102

COMMERCIAL PROFILES                                  15          46,996

REBAR                                                35         103,808

STEEL BARS                                           11          41,757

FLAT BAR                                              6          20,556
==============================================================================================================================
TOTAL                                                           256,219
==============================================================================================================================

NOTES

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 12

    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
            NFEA BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NFEA BALANCE TO DECEMBER 31st OF: 2001                             142

Number of shares Outstanding at the Date of the NFEA:    1,788,452,125

   |X|  ARE THE FIGURES FISCALLY AUDITED?        |_|  ARE THE FIGURES FISCALLY
                                                      CONSOLIDATED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                       DIVIDENDS COLLECTED IN THE PERIOD
--------------------------------------------------------------------------------
                      NUMBER OF SHARES       DATE OF
QUARTER    SERIES       OUTSTANDING         SETTLEMENT         AMOUNT
--------------------------------------------------------------------------------
  0           0             0.00                                0.00

================================================================================

--------------------------------------------------------------------------------
                  DETERMINATION OF THE NFEA OF THE PRESENT YEAR
--------------------------------------------------------------------------------

NFE FROM THE PERIOD JANUARY 1 TO              31 OF DECEMBER OF 2002

FISCAL EARNINGS                                          0

- DETERMINED INCOME                                      0

+ DEDUCTED WORKER'S PROFIT                               0

- DETERMINED WORKER'S PROFIT                             0

- DETERMINED RFE                                         0

- NON DEDUCTABLES                                        0

NFE OF PERIOD:                                           0
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEA AT THE END OF THE PERIOD
                           (Present year Information)
================================================================================

NFEA BALANCE TO 31 OF DECEMBER OF 2002                    152

Number of shares Outstanding at the Date of
 the NFEA: (Units)                              2,160,625,003

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                    ANNEX 12

    SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS ACCOUNT (NFEA)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLENTARY
--------------------------------------------------------------------------------

NFEA BALANCE TO DECEMBER 31st OF: 0000

Number of shares Oustanding at the Date of the NFEA:                  0
               (Units)                                                0

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                   ANNEX 12-A

            SCHEDULE FOR THE DETERMINATION OF THE NET FISCAL EARNINGS
                           ACCOUNT REINVERTED (NFEAR)
                              (Thousands of Pesos)

--------------------------------------------------------------------------------
            NFEAR BALANCE FOR PREVIOUS PERIOD FOR WHICH IS DETERMINED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
NFEAR BALANCE TO DECEMBER 31st OF: 2001                             0

Number of Shares Outstanding at the Date of the NFEAR:    1,788,452,125

   |X|  ARE THE FIGURES FISCALLY AUDITED?        |_|  ARE THE FIGURES FISCALLY
                                                      CONSOLIDATED
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
            DIVIDENDS PAIDOUT IN THE PERIOD THAT COMES FROM DE NFEAR
--------------------------------------------------------------------------------
                      NUMBER OF SHARES       DATE OF
QUARTER    SERIES       OUTSTANDING         SETTLEMENT         AMOUNT
--------------------------------------------------------------------------------
  0           0             0.00                                0.00

================================================================================

--------------------------------------------------------------------------------
                 DETERMINATION OF THE NFEAR OF THE PRESENT YEAR
--------------------------------------------------------------------------------

NFER FROM THE PERIOD                TO              31 OF DECEMBER OF 2002

  FISCAL EARNINGS:                                         0

  + DEDUCTED WORKER'S PROFIT                               0

  - DETERMINED INCOME TAX:                                 0

  - NON DEDUCTABLES                                        0

- (+) EARNINGS (LOSS) FROM FOREING OF PROFIT:

  DETERMINATED RFE OF THE FISCAL YEAR                      0

  - INCOME TAX (DEFERED ISR):

  * FACTOR TO DETERMINE THE NFEAR:                         0

  NFER FROM THE PERIOD                                     0

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                  BALANCE OF THE NFEAR AT THE END OF THE PERIOD
================================================================================

NFEAR BALANCES TO:         31st TO DECEMBER OF 2002        0

Number of shares Outstanding at the Date of
 the NFEAR: (Units)                                2,160,625,003

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
                          MODIFICATION BY COMPLEMENTARY
================================================================================

NFEAR BALANCES TO 31st TO DECEMBER OF:   0000                  0

Number of shares Outstanding at the Date of
 the NFEAR: (Units)                                            0

--------------------------------------------------------------------------------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED
                                                                  Final Printing

                  INTEGRATION OF THE PAID SOCIAL CAPITAL STOCK

                         CHARACTERISTICS OF THE SHARES

============================================================================================================
                                                                                           CAPITAL STOCK
                                              NUMBER OF SHARES                         --------------------
         NOMINAL     VALID     --------------------------------------------------      (Thousands of Pesos)
SERIES    VALUE      CUPON     PORTION      PORTION      MEXICAN      SUSCRIPTION      FIXED       VARIABLE
============================================================================================================
B                      2     305,667,000  1,854,958,003               2,160,625,003    222,963     1,353,024
------------------------------------------------------------------------------------------------------------
TOTAL                        305,667,000  1,854,958,003      0        2,160,625,003    222,963     1,353,024
============================================================================================================

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK ON THE DATE OF SENDING THE INFORMATION 2,160,625,003

SHARES PROPORTION BY:

CPO'S   0
UNITS:  0
ADRS's: 1,272,613 ADR'S OF 20 SHARES PER ADS
GDRS's: 0
ADS's:  0
GDS's:  0


                             REPURCHASED OWN SHARES

                                    MARKET BALUE OF THE SHARE
           NUMBER OF                  AT                  AT
 SERIES      SHARES               REPURCHASE           QUARTER
--------   ----------             ----------           -------

                             MEXICAN STOCK EXCHANGE
                                   SIFIC / ICS

STOCK EXCHANGE CODE: SIMEC                               Quarter: 4   Year: 2002
GRUPO SIMEC, S.A. DE C.V.

                                                                    CONSOLIDATED
                                                                  Final Printing

      DECLARATION FROM THE COMPANY OFFICIALS RESPONSABLE FOR THE INFORMATION.

      I HEREBY SWEAR THAT THE FINANCIAL INFORMATION HEREIN SUPPLIED TO THIS STOCK EXCHANGE, CORRESPONDING TO THE PERIOD FROM 1 OF JANUARY TO 31 OF DECEMBER OF 2002 AND 2001 IS THAT OBTAINED FROM OUR AUTHORIZED ACCOUNTING REGISTERS AND IS THE RESULT OF THE APPLICATION OF THE ACCOUNTING PRINCIPLES AND NORMS ACCEPTED AND STATED BY THE MEXICAN INSTITUTE OF PUBLIC ACCOUNTANTS AND IN THE PROVISIONS OF THE MEXICAN NATIONAL BANK AND STOCK COMMISSION (COMISION NACIONAL BANCARIAY DE VALORES).


      THE ACCOUNTING PRINCIPLES USED BY THIS COMPANY AND THE PROCESSING OF DATA FOR THE PERIOD TO WHICH THE SAID INFORMATION REFERS WERE APPLIED USING THE SAME BASES AS FOR THE SIMILAR PERIOD OF THE PREVIOUS YEAR.

/s/ Ing. Luis Garcia Limon                           /s/ C.P. Adolfo Luna Luna
--------------------------                           -------------------------
ING. LUIS GARCIA LIMON                               C.P. ADOLFO LUNA LUNA
  DIRECTOR GENERAL                                     DIRECTOR OF FINANCE

                    GUADALAJARA, JAL, AT FEBRUARY 26 OF 2003